Exhibit 16.1

[KPMG LLP Letterhead]

June 27, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Ladies and Gentlemen:

We were previously principal accountants for Marlin Business Services Corp. (the “Company”) and, under the date of March 11, 2005, we reported on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2004 and 2003, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004. On June 24, 2005, the Company’s Audit Committee dismissed KPMG LLP as the Company’s principal accountants. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 24, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the following statements of the Company:

          (1)          that the Company’s Audit Committee approved the engagement of Deloitte & Touche LLP (“Deloitte”) effective June 24, 2005, to serve as the Company’s independent registered public accountants for its fiscal year ending December 31, 2005;

          (2)          that the dismissal of KPMG LLP and the appointment of Deloitte was approved by the Audit Committee of the Board of Directors of the Company; and

          (3)          that during the Company’s two most recent fiscal years ended December 31, 2004 and 2003, and the subsequent interim period through June 24, 2005, the Company did not consult with Deloitte with respect to the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements.

Very truly yours,

/s/ KPMG LLP